Exhibit 3.1

BGO INDUSTRIAL REAL ESTATE INCOME TRUST, INC.

ARTICLES SUPPLEMENTARY

12.0% Series A Cumulative Non-Voting Preferred Stock

BGO Industrial Real Estate Income Trust, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “Department”) that:

FIRST: Pursuant to the authority expressly vested in the Board of Directors of the Corporation (the “Board”) pursuant to Article V of the Second Articles of Amendment and Restatement of the Corporation filed on September 7, 2023 (the “Charter”) and Section 2-105 of the Maryland General Corporation Law, the Board, by duly adopted resolutions, classified and designated 125 shares of the authorized but unissued preferred stock, par value $0.01 per share, of the Corporation as 12.0% Series A Cumulative Non-Voting Preferred Stock, par value $0.01 per share, with the preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption set forth in these Articles Supplementary, which, upon any restatement of the Charter, shall become part of Article V of the Charter, with any necessary or appropriate renumbering or relettering of the sections or subsections hereof.

Series A Preferred Stock

(1)            Designation and Number. A series of Preferred Stock, designated the “12.0% Series A Cumulative Non-Voting Preferred Stock” (the “Series A Preferred Stock”), is hereby established. The number of shares of Series A Preferred Stock the Corporation has authority to issue is 125.

(2)            Rank. The Series A Preferred Stock shall, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation, rank senior to all classes or series of shares of the Common Stock of the Corporation and to all other equity securities issued by the Corporation. The term “equity securities” shall not include convertible debt securities.

(3)            Dividends.

(a)	Holders of the then outstanding shares of Series A Preferred Stock shall be entitled to receive, when and as authorized and declared by the Board, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the annual rate of 12.0% of the total of $1,000.00 liquidation preference per share plus, after each Dividend Payment Date (as defined below), all dividends accrued thereon prior to such Dividend Payment Date and not paid on or prior to such Dividend Payment Date. Preferential cash dividends on each share of Series A Preferred Stock shall accrue and compound in the same manner as, and thus equal the amount of, interest as would accrue and compound on $1,000.00 calculated at 12.0% per annum, compounded semi-annually (assuming the same issuance and payment dates). Except as provided in the next following sentence, such dividends shall accrue on a daily basis and shall be cumulative from the Original Issue Date (as defined below) and shall be payable semi-annually in arrears for the periods ending June 30 and December 31 of each year (either of June 30 or December 31, a “Dividend Payment Date”); provided, however, that if any Dividend Payment Date is not a Business Day, then the dividend which would otherwise have been payable on such Dividend Payment Date may be paid on the preceding Business Day or the following Business Day with the same force and effect as if paid on such Dividend Payment Date. The dividend that each share of Series A Preferred Stock that is outstanding on a Dividend Record Date (as defined below) in respect of a Dividend Payment Date shall be entitled to receive on such Dividend Payment Date shall be an equal dollar amount, regardless of the date on which such share of Series A Preferred Stock was issued, and no share of Series A Preferred Stock shall be entitled to any dividend amount accrued during any dividend period if such share of Series A Preferred Stock was not outstanding on the Dividend Record Date for such dividend period. Any dividend payable on the shares of Series A Preferred Stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. The “Original Issue Date” shall be the first date on which the Corporation receives payment in full of the purchase price for a share of Series A Preferred Stock. A “dividend period” shall mean, with respect to the first “dividend period,” the period from and including the Original Issue Date to and including the first Dividend Payment Date, and with respect to each subsequent “dividend period,” the period from but excluding a Dividend Payment Date to and including the next succeeding Dividend Payment Date or other date as of which accrued dividends are to be calculated. Dividends will be payable to holders of record as they appear in the stock records of the Corporation at the close of business on the applicable Dividend Record Date. A “Dividend Record Date” shall be the fifteenth day of the calendar month in which the applicable Dividend Payment Date falls or on such other date designated by the Board for the payment of dividends that is not more than 30 nor less than 10 days prior to such Dividend Payment Date.

(b)	No dividends on shares of Series A Preferred Stock shall be set apart for payment by the Corporation or declared by the Corporation or paid at such time as the terms and provisions of any written agreement between the Corporation and any party that is not an affiliate of the Corporation, including any agreement relating to its indebtedness, prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law. For purposes of this Section 3(b), “affiliate” shall mean any party that controls, is controlled by or is under common control with the Corporation.

(c)	Notwithstanding the foregoing, dividends on the Series A Preferred Stock shall accrue whether or not the terms and provisions set forth in Section 3(b) hereof at any time prohibit the current payment of dividends, whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized or declared. Dividends will be declared and paid when due in all events to the fullest extent permitted by law, subject to the limitations set forth in Section 3(b).

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(d)	Except as provided in this Section 3(d) or in Section 3(e) below, unless either (i) the full amount of accrued dividends on the Series A Preferred Stock have been or contemporaneously are declared and paid (taking into account any prepaid dividends) for all past dividend periods or (ii) a sum sufficient for the payment thereof is set apart for payment (without the need for any declaration) and the Corporation projects that the cash available for distribution to stockholders as of the next Dividend Payment Date would be sufficient to fund the full payment of the accrued dividends at such time on the Series A Preferred Stock plus, in the case of a redemption of a majority of the Common Stock, the liquidation preference and Redemption Premium (as defined below) of the Series A Preferred Stock, no dividends (other than in shares of Common Stock or in shares of any series of Preferred Stock ranking junior to the Series A Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set apart for payment upon the Common Stock, or any Preferred Stock of the Corporation ranking junior to the Series A Preferred Stock as to dividends or upon liquidation, nor shall any shares of Common Stock, or any shares of Preferred Stock of the Corporation ranking junior to the Series A Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such shares) by the Corporation (except by conversion into or exchange for other shares of capital stock of the Corporation ranking junior to the Series A Preferred Stock as to dividends and upon liquidation and except for redemptions or transfers made pursuant to the provisions of Article VI of the Charter).

(e)	Notwithstanding Section 3(d), the Corporation may declare and pay dividends to holders of Common Stock and redeem Common Stock without first having declared or paid the full amount of accrued dividends on the outstanding Series A Preferred Stock for all past dividend periods or setting such amount apart for payment if (i) the amount of accrued and unpaid dividends on each outstanding share of Series A Preferred Stock at such time is less than $123.60 per share (i.e. the amount which will be due on the next dividend payment date following a Dividend Payment Date on which the dividend is not paid, taking into account the compounding contemplated by Section 3(a)), and (ii) after giving effect to the payment of such dividends or such redemption, the Corporation projects that the cash available for distribution to stockholders as of the next Dividend Payment Date would be sufficient to fund the full payment of the accrued and unpaid dividends at such time on the Series A Preferred Stock plus, in the case of a redemption of a majority of the Common Stock, the liquidation preference and Redemption Premium (as defined below) of the Series A Preferred Stock. If the Corporation pays a dividend in reliance on this Section 3(e) at any time that the amount of the accrued and unpaid dividends on any outstanding share of Series A Preferred Stock is $60.00 or more per share, the Corporation shall, if requested by one or more of the holders of the Series A Preferred Stock, pay, in addition to any other dividends payable pursuant to the Charter, a mandatory dividend on the Series A Preferred Stock not later than the next Dividend Payment Date of $2,000.00 in the aggregate, allocated among the holders of the Series A Preferred Stock pro rata in proportion to the number of shares of Series A Preferred Stock held by each.

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(f)	All dividends paid in respect of the Series A Preferred Stock shall be distributed pro rata with respect to each share of Series A Preferred Stock.

(g)	Any dividend payment made on shares of the Series A Preferred Stock shall be credited against the earliest accrued but unpaid dividends due with respect to such shares. Holders of the Series A Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or shares in excess of full cumulative dividends on the Series A Preferred Stock as described in this Section 3.

(h)	A dividend payment shall be deemed to be “set apart for payment” for purposes of these Articles Supplementary if an amount equal to such dividend payment is either recorded on the Corporation’s books and records as being set apart for payment of such dividend or is deposited into an account with a bank or trust company for the specified purpose of such dividend payment. No Dividend Record Date shall be designated when a dividend payment is set apart for payment in respect of a dividend period. When funds set apart for payment are actually distributed, the Dividend Record Date for such distribution shall be 15 days prior to the date of distribution unless the Board shall designate a date that is not more than 30 nor less than 10 days prior to the date of such dividend.

(4)            Liquidation Preference.

(a)	Except as provided in Section 4(d), upon the distribution of assets to holders of Common Stock or any series of Preferred Stock of the Corporation that ranks junior to the Series A Preferred Stock as to liquidation rights in connection with any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the holders of shares of Series A Preferred Stock then outstanding are entitled to be paid, out of the assets of the Corporation legally available for distribution to its stockholders, a liquidation preference of $1,000.00 per share, plus an amount equal to any accrued and unpaid dividends thereon to the date of payment, plus, if applicable, the Redemption Premium (as defined below) then in effect, before any distribution of assets is made to holders of Common Stock or any series of Preferred Stock of the Corporation that ranks junior to the Series A Preferred Stock as to liquidation rights.

(b)	In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the Corporation are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series A Preferred Stock, then the holders of the Series A Preferred Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

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(c)	After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of the remaining assets of the Corporation.

(d)	In connection with (i) the consolidation or merger of the Corporation with or into any entity or of any other entity with or into the Corporation, (ii) the adoption of a plan of liquidation, or (iii) the sale, lease or conveyance of all or substantially all of the assets or business of the Corporation, the Corporation may make distributions to holders of Common Stock or holders of any series of Preferred Stock of the Corporation that ranks junior to the Series A Preferred Stock as to liquidation rights without paying the liquidating distributions to which the holders of Series A Preferred Stock would then be entitled upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation so long as an amount equal to the full amount of such liquidating distributions has been set apart for payment before any distribution of assets is made following any such events described in clauses (i), (ii) or (iii) of this Section 4(d) to the holders of Common Stock or holders of any series of Preferred Stock of the Corporation that ranks junior to the Series A Preferred Stock as to liquidation rights.

(e)	If the Corporation elects to set such amounts apart for payment to the holders of the Series A Preferred Stock, the Series A Preferred Stock shall remain outstanding until the holders thereof are paid the full liquidating distributions to which they are entitled, which payments shall be made no later than immediately prior to the date on which the Corporation plans to make its final liquidating distribution on Common Stock.

(f)	Any event described in clauses (i), (ii) or (iii) of Section 4(d) which results in an amendment, restatement or replacement of these Articles Supplementary or the Charter that has a material adverse effect on the rights and preferences of the Series A Preferred Stock, or that increases the number of authorized or issued shares of Series A Preferred Stock, shall be deemed a liquidation event for purposes of determining whether the liquidation preference is payable unless the right to receive payment is waived by holders of a majority of the outstanding shares of Series A Preferred Stock voting as a separate class (excluding any shares owned by any holder controlling, controlled by, or under common control with, the Corporation).

(5)            Redemption.

(a)	Right of Optional Redemption. The Corporation, at its option and upon written notice, may redeem shares of the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $1,000.00 per share, plus all accrued and unpaid dividends thereon to and including the date fixed for redemption (except as provided in Section 5(c) below), plus, if the redemption date is on or before the second anniversary of the Original Issue Date, a redemption premium per share (the “Redemption Premium”) of $100.00. If less than all of the outstanding shares of Series A Preferred Stock are to be redeemed, the shares of Series A Preferred Stock to be redeemed shall be selected by any equitable method determined by the Corporation.

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(b)	Limitations on Redemption. Unless full cumulative dividends on all shares of Series A Preferred Stock shall have been, or contemporaneously are, declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no shares of Series A Preferred Stock shall be redeemed unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed, and the Corporation shall not purchase or otherwise acquire directly or indirectly any shares of Series A Preferred Stock; provided, however, that the foregoing shall not prevent the purchase by the Corporation of (i) Shares transferred to a Trust pursuant to Article VI of the Charter in order to maintain the Corporation’s qualification as a REIT or (ii) shares of Series A Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Preferred Stock.

(c)	Rights to Dividends on Shares Called for Redemption. Immediately prior to or upon any redemption of Series A Preferred Stock, the Corporation shall pay, in cash, any accrued and unpaid dividends to and including the redemption date.

(d)	Status of Redeemed Shares. Any shares of Series A Preferred Stock that shall at any time have been redeemed or otherwise acquired by the Corporation shall, after such redemption or acquisition, have the status of authorized but unissued Series A Preferred Stock which may be issued by the Board from time to time at its discretion.

(6)            Procedures for Redemption.

(a)	Notice of redemption will be sent by or on behalf of the Corporation by mail, commercial carrier or other delivery service, postage prepaid, addressed to the respective holders of record of the Series A Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Corporation or by means of electronic delivery, including posting on a web site and providing access and notice of availability. No failure to give such notice or any defect therein or in the sending or electronic transmission thereof shall affect the validity of the proceedings for the redemption of any shares of Series A Preferred Stock, except as to any holder which does not receive the amount required to be paid to such holder to effect such redemption.

(b)	If a notice of redemption states the number of shares of Series A Preferred Stock to be redeemed along with the redemption price owed pursuant to Section 5(a) and is accompanied by the full amount of such redemption price paid by means of either (i) a check of the Corporation, a check of its authorized agent or a check or money order issued by a bank or trust company, or (ii) an electronic payment (which may include, without limitation, Automated Clearing House (“ACH”) transfer, direct deposit or wire transfer) initiated on or before the day on which the related redemption notice is sent or posted, then dividends will cease to accrue on the shares of Series A Preferred Stock described in the notice and such shares of Series A Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares of Series A Preferred Stock will terminate, in each case effective as of the redemption date specified in such notice of redemption (which date will be on or following the date of deemed receipt of such notice and payment), except the right to receive the redemption price.

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(c)	In lieu of enclosing payment for the shares of Series A Preferred Stock to be redeemed with notice of redemption, the Corporation may send a notice of redemption which states (i) the redemption date, (ii) the redemption price, (iii) the number of shares of Series A Preferred Stock to be redeemed, (iv) the place or places where shares of Series A Preferred Stock are to be surrendered (if so required in the notice) for payment of the redemption price, and (v) that the dividends on the shares of Series A Preferred Stock to be redeemed will cease to accrue on such redemption date. If notice of redemption is not accompanied by check or other form of payment (which may include, without limitation, electronic payments such as ACH transfers, direct deposit or wire transfers) for the redemption price, such notice shall be given not less than five (5) nor more than sixty (60) days prior to the redemption date.

(d)	If notice of redemption of any shares of Series A Preferred Stock has been given and payment has not been included with the notice of redemption, but the funds necessary for such redemption have been set aside by the Corporation for the benefit of the holders of any shares of Series A Preferred Stock so called for redemption, then, from and after the redemption date, dividends will cease to accrue on such shares of Series A Preferred Stock, such shares of Series A Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares of Series A Preferred Stock will terminate, in each case effective as of the redemption date specified in such notice of redemption (which date will be on or following the date of deemed receipt of such notice and payment), except the right to receive the redemption price. Holders of shares of Series A Preferred Stock to be redeemed shall, if so required in such notice, surrender such shares of Series A Preferred Stock at the place designated in such notice and, upon surrender in accordance with said notice of the certificates for shares of Series A Preferred Stock so redeemed (properly endorsed or assigned for transfer, if the Corporation shall so require and the notice shall so state), such shares of Series A Preferred Stock shall be redeemed by the Corporation at the redemption price plus any accrued and unpaid dividends payable upon such redemption. For purposes of this Section 6(d), “set aside” of the funds necessary for redemption shall mean that such funds are deposited with a bank or trust company pursuant to Section 6(e).

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(e)	The deposit of funds with a bank or trust company for the purpose of redeeming shares of Series A Preferred Stock shall be irrevocable except that:

(i)            the Corporation shall be entitled to receive from such bank or trust company the interest or other earnings, if any, earned on any money so deposited in trust, and the holders of any shares redeemed shall have no claim to such interest or other earnings; and

(ii)            any balance of monies so deposited by the Corporation and unclaimed by the holders of shares of Series A Preferred Stock entitled thereto at the expiration of two years from the applicable redemption dates shall be repaid, together with any interest or other earnings thereon, to the Corporation, and after any such repayment, the holders of the shares entitled to the funds so repaid to the Corporation shall look only to the Corporation for payment without interest or other earnings.

(f)	In the event that less than all of the shares of Series A Preferred Stock held by any holder is to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series A Preferred Stock held by such holder to be redeemed and if the shares of Series A Preferred Stock to be redeemed are represented by a certificate, a new certificate or certificates shall be issued evidencing the unredeemed shares of Series A Preferred Stock without cost to the holder thereof.

(7)            Application of Article VI. The shares of Series A Preferred Stock are subject to the provisions of Article VI of the Charter, including, without limitation, the provision for the redemption of shares transferred to a Trust for the benefit of a Charitable Beneficiary.

(8)            Voting Rights.  Except (a) as provided in this Section 8 or (b) where a vote by class is required by any non-waivable provision of applicable law, the holders of the Series A Preferred Stock shall not be entitled to vote on any matter submitted to stockholders of the Corporation for a vote. Notwithstanding the foregoing, the consent of the holders of a majority of the outstanding Series A Preferred Stock (excluding any shares owned by any holder controlling, controlled by, or under common control with, the Corporation), voting as a separate class, shall be required for (i) any authorization or issuance of any equity security senior to or on a parity with the Series A Preferred Stock, (ii) any amendment to the Corporation’s Charter which has a material adverse effect on the rights and preferences of the Series A Preferred Stock or which increases the number of authorized or issued shares of Series A Preferred Stock, or (iii) any reclassification of the Series A Preferred Stock.

(9)            Dissenter’s Rights.  Holders of the Series A Preferred Stock shall have dissenters’ rights to the extent granted under Sections 2-602 and 3-202 of the Maryland General Corporation Law with respect to any amendment to these Articles Supplementary that materially and adversely affects the holders’ rights in respect to the Series A Preferred Stock.

(10)          Conversion. The Series A Preferred Stock are not convertible into or exchangeable for any other property or securities of the Corporation.

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(11)          Legend. In the event the Board determines that the shares of Series A Preferred Stock shall be certificated, the Board shall include on such certificates any legends that it determines are necessary or appropriate.

(12)          Definitions. Capitalized terms used herein without definition shall have the same meanings given to such terms in the Charter.

SECOND: The Series A Preferred Stock has been classified and designated by the Board under the authority contained in the Charter.

THIRD: These Articles Supplementary have been approved by the Board in the manner and by the vote required by law.

FOURTH: The undersigned Chief Executive Officer and President of the Corporation acknowledges these Articles Supplementary to be the act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned Chief Executive Officer and President acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be signed in its name and on its behalf by its Chief Executive Officer and President and attested to by its Secretary on this 5th day of January, 2024.

ATTEST:		BGO Industrial Real Estate Income Trust, Inc.

By:	/s/ Matthew Campbell	By:	/s/ Michael Glimcher
Name:	Matthew Campbell	Name:	Michael Glimcher
Title:	Secretary	Title:	Chief Executive Officer and President

[Signature Page to Articles Supplementary]